UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 15, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

34220 Duncan Ave., Ste 201 St. Louis, MO 63110
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

On November 15, 2024, Reticulate Micro, Inc., a Nevada corporation (the “Company”), closed a private placement of units, with each unit consisting of an unsecured 12% promissory note and a five year warrant to purchase shares of the Company’s Class A Common Stock, $0.001 par value per share (“Class A Common Stock”), and entered a certain subscription agreement with an accredited investor as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, the Company sold 20 units at a price of $25,000 per unit for gross proceeds of $500,000. Boustead Securities, LLC (“Boustead”), who is acting as one of the Lead Selling Agents in the Company’s Regulation A offering, acted as the placement agent in the private placement. Pursuant to the Company’s engagement letter agreement with Boustead, as amended, the Company issued Boustead a five-year warrant to purchase up to 35,000 shares of Class A Common Stock, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

On January 15, 2025, January 16, 2025, and February 6, 2025, the Company conducted closings of a private placement of units, with each unit consisting of an unsecured 18% promissory note and a five year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, and (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, the Company sold 32 units at a price of $25,000 per unit for gross proceeds of $800,000. Boustead, who is acting as one of the Lead Selling Agents in the Company’s Regulation A offering, acted as the placement agent in the private placement. Pursuant to the Company’s engagement letter agreement with Boustead, as amended, the Company issued Boustead five-year warrants to purchase up to 56,000 shares of Class A Common Stock in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

The descriptions above are not complete and are qualified in their entirety by reference to the forms of subscription agreements, warrants and promissory notes, copies of which are filed, or incorporated by reference, as exhibits to this Current Report on Form 1-U.

Exhibit No.	Description
3.1	Form of Placement Agent’s Warrant (incorporated by reference to Exhibit 4.2 to Form S-1 filed on October 23, 2023)
3.2	Form of Private Placement Investor’s Warrant for November 2024 Private Placement
3.3	Form of Private Placement Investor’s Warrant for January 2025 Private Placements
6.1	Form of Private Placement Subscription Agreement for November 2024 Private Placement
6.2	Form of Private Placement Subscription Agreement for January 2025 Private Placements
6.3	Form of Private Placement 12% Promissory Note for November 2024 Private Placement
6.4	Form of Private Placement 18% Promissory Note for January 2025 Private Placements

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2025	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

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